Via Facsimile and U.S. Mail
Mail Stop 6010

August 28, 2008

Richard Jagodnik
Chief Executive Officer
Diagnostic Imaging International Corp.
21 Malta, Dollard des-Ormeaux
Quebec, Canada H9B2E6

Re: **Diagnostic Imaging International Corp**.
       Form 10-KSB for the Year Ended December 31, 2007
       File No. 333-136436

Dear Mr. Jagodnik:

        We have reviewed your amended Form 10-KSB for the year ended December 31, 2007 and have the following additional comments. Please revise your Form 10-KSB for the year ended December 31, 2007 in response to our comment number two. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. After reviewing the information provided, we may raise additional comments and/or request that you further amend your filing.

General

  1. As requested in our letter of July 22, 2008, in connection with responding to our comments, please provide a response letter that contains a statement from the company acknowledging that:

     - the company is responsible for the adequacy and accuracy of the disclosure in the filings;
     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Internal Control Over Financial Reporting

2. We note that in your amended 10-KSB management has concluded that disclosure controls and procedures were "of <u>limited</u> effectiveness at the reasonable assurance level at such date". Please consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were anything other than ineffective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant